Sphere 3D Appoints CEO

MISSISSAUGA, Ontario, March 4th, 2013 -- Sphere 3D Corporation (TSX-V: ANY) ("Sphere 3D" or the "Company"), developer of Glassware 2.0™ foundational thin client technology, is pleased to announce that the Company has appointed Peter Tassiopoulos as Chief Executive Officer (“CEO”) of the Company effective today.

Mr. Tassiopoulos has extensive experience in information technology business development and global sales as well as a successful track record leading early-stage technology companies. Over the last decade, Peter has assisted a number of Canadian private and public technology companies build out sales and marketing plans, operational plans and access capital markets.

In connection with the retainer of Mr. Tassiopoulos, the Company also announced the grant of 100,000 stock options pursuant to the Company’s stock option plan. These options are subject to vesting, expire in 5 years, and have an exercise price of $0.85 per share, a premium to the current market price.

Mario Biasini, Sphere 3D’s former CEO, will remain on the board of directors and continue to assist in the development of the Company’s prospects. The Board would like to thank Mr. Biasini for his prior service as CEO and his accomplishments to date.

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

For further information please contact:

Sphere 3D Corporation
Peter Tassiopoulos
Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and Biosign’s actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company’s filings with Canadian securities regulators (www.sedar.com).

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